SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general, pursuant to the provisions of article 157, paragraph 4 of Law 6,404/1976 and CVM Instruction 358/2002, and in addition to the Relevant Fact disclosed on October 7, 2019, which the Board of Directors of Eletrobras, at a meeting held on this date, approved, by a majority of those presents, the convening of the 175th Extraordinary General Meeting, to resolve on the Company’s capital increase, by private subscription, under the condition described below.

The capital increase up to up to the amount of BRL 9,987,786,560.33 (Nine Billion, Nine Hundred and Eight-Seven Million, Seven Hundred and Eigth Six Thousand, Five Hundred and Sixty Brazilian Reais and Thirty-Three Cents), through issuance of new common shares, at the unit price of BRL 35.72 (Thirty-Five Brazilian Reais and Seventy-Two Cents) for the new common shares and new class “B” preferred shares, at the unit price of BRL 37.50 (Thirty-Seven Brazilian Reais and Fifty Cents) for the new class “B” preferred shares, all new book-entry shares with no par value, for private subscription by the Company’s shareholders (“Capital Increase”).

The issuance price of the Capital Increase was set as established under item III, paragraph 1 of Article 170 of the Brazilian Corporations Act, without undue dilution, based on the weighted average of the respective quotations of the shares issued by the Company at the close of the last thirty (30) trading sessions of B3 prior to October 7, 2019 (including it), in relation to the average price weighted by the volume of shares traded in the period, and considering the negative goodwill of 15% (Fifteen Percent). The negative goodwill is justified due to the estimated period of about 60 days between the date of the convening of the Shareholders’ Meeting and the end of the 30-day preemptive period, aiming to ensure that this proposal will be attractive to investors, as a change in the price currently charged until the actual subscription and payment date may happen.

The minimum amount of BRL 4,054,016,419.37 (Four Billion, Fifty-Four Million, Sixteen Thousand, Four Hundred and Nineteen Brazilian Reais and Thirty-Seven Cents) will be subscribed and paid in by the controlling shareholder, the Federal Government, through the capitalization of credits held against the Company arising from Advances for Future Capital Increase (“AFACs”).

Pursuant to Article 171 of Law 6,404/1976, shareholders will have preemptive rights to subscribe for the new shares to be issued, in proportion to their respective interests in the Company’s capital stock, and may subscribe to the shares arising from the exercise of their shares Preemptive Rights through payment of part of the shares issued by offsetting dividends already declared by the Company, on the 59th Annual Shareholders’ Meeting, by shareholders who express and interest in this regard – and who hold credit rights in respect of said dividends. Shareholders who do not exercise the prerogatives listed above shall pay 100% (one hundred percent) of the issue price of the subscribed shares, in currency, upon subscription

The surplus shares not subscribed during the term of exercise of the Preemptive Right shall be apportioned among the shareholders that had requested, in the subscription Ballot, the reserve of remaining shares. Subscribers who are interested in participating should, in addition to requesting the reservation of shares, inform in their subscription Ballots the maximum number of new shares they wish to acquire in the Apportionment. In such Ballot, the proportion of shares subscribed by each subscriber in the year shall be observed, within the scope of the exercise of the Preemptive Right, as well as the information provided by him about the maximum number of shares to be subscribed. Such surplus shares shall be paid-in exclusively in cash, during the period of their due payment. If there are still unsubscribed shares remaining after the apportionment, the remaining will be canceled and the Company’s Shareholders’ Meeting will partially approve the capital increase.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

The rights related to the American Depositary Receipts (“ADRs”) shares shall be exercised as provided for in the respective agreements governing the Company’s ADR program (Debit Agreement).

The potential new funds related to the participation of other shareholders in the proposed subscription are intended to reinforce the Company's cash to cover actions related to the Eletrobras Business and Management Master Plan for the period 2019 to 2023, such as voluntary programs. employee dismissals, outsourced labor, rescheduling of the Company's financial liabilities and deleveraging of Eletrobras, among others.

In this scenario, the possibility of paying up new shares that may be subscribed with credits arising from dividends declared by the Company for the year 2018 by the Company's shareholders entitled to such dividends, according to their shareholding position at the date of their declaration, may also avoid cash disbursements by the Company, contributing to the reinforcement of the aforementioned cash.

The call notice and the management proposal, together with the respective attachments, are available to shareholders on the Company’s website and the CVM’s website, as well as on the NYSE – New York Stock Exchange and SEC – Securities and Exchange Comission.

Eletrobras will keep the market informed about the subject addressed by this Relevant Fact.

Rio de Janeiro, October 14, 2019

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.